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                                                                     EXHIBIT N-6

                    PROCEDURE FOR IDENTIFYING AND MITIGATING
                              RISKS OF INVESTMENTS


      FirstEnergy has established comprehensive procedures to identify and eliminate or mitigate risks associated with new investments. This procedure will remain in place following the Merger with GPU.

      This Exhibit N-6 is provided in support of FirstEnergy's request for approval to have an aggregate investment in EWGs and FUCOs of up to $5 billion. The existing EWG and FUCO investments of GPU will become part of the FirstEnergy system upon completion of the Merger. FirstEnergy currently has one EWG - FirstEnergy Generation Corp ("GenCo.") - which owns certain generating facilities and operates certain other generating facilities owned by the FirstEnergy Utility Subsidiaries.

      FirstEnergy's business plan calls for its generation business to be focused through its GenCo subsidiary. This unregulated generation business will be regional in scope and concentrated in the United States. Although GPU's FUCOs will become part of the FirstEnergy system, FirstEnergy currently has no plans to acquire additional FUCOs. Consequently, the procedure described below concentrates on EWG investments. Following the Merger, FirstEnergy will continually monitor its FUCO investments to ensure that risks continue to be identified and mitigated for those existing investments.

      FirstEnergy will conduct its competitive power marketing business through FirstEnergy Solutions. The power marketing business is an integral part of the generation business, and provides significant risk mitigation. The power business includes commitments for sales of power and purchases of power. These commitments are met by a balanced portfolio of physical assets (owned generation) and contractual means - power purchase and sales agreements, output agreements, tolling arrangements and other methods. The integration of all these aspects of the power business is one of the chief means of mitigating risks in the business.

      Experience with EWGs and FUCOs. Both the Commission and the electric utility industry have had significant and extensive experience with EWGs and FUCOs since these entities were created under the Energy Policy Act of 1992. Most of the uncertainties evident in the Commission's earliest dealings with these new entities about the possible impact EWGs and FUCOs could have on registered holding companies and their regulated utility subsidiaries have dissipated with the passage of time and experience. In the Commission's discussion of the adoption of Rule 53, for example, it noted that it was adopting a very conservative approach given the novel questions presented by EWGs and FUCOs.(1)


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      (1) Adoption of Rules, Forms and Form Amendments Relating to Exempt
Wholesale Generators and Foreign Utility Companies, Holding Co. Act Release No. 35-25886 (Sept. 23, 1993).
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      The growth in nonutility generators(2) has been rapid since the enactment of the Energy Policy Act of 1992. The nonutility share of total electric industry capacity increased 73% from 1992 to 1998. In 1992, nonutility generators provided about 7% of total generation while that figure was 12% in 1998. Furthermore, the number of nonutility entities has increased dramatically. In 1998, nonutilities constituted 38% of all electric generating entities (investor owned, co-operative, state and federal public agencies and nonutilities). The Commission is aware of the number of EWGs owned by registered holding companies by virtue of the annual reports filed by those companies. Even more dramatic than the increasing market share of nonutility generators is the fact that the vast majority of all new electric capacity additions - 82% in 1998
- have been made by nonutility generators. Capacity additions in 1992 and 1998 were as follows:


      Year    Nonutility additions(MW)    Utility additions(MW)
      ----    ------------------------    ---------------------
      1992            4,800                      2,000
      1998            5,000                        800

      It is clear that the country's future electricity needs are likely to be met largely by nonutility generators which in no small part will consist of EWGs owned by registered holding companies.

      In Rule 53 the Commission determined, as required by Section 32 of the Act, that financings for the purpose of investing in EWGs and FUCOs would not have a "substantial adverse impact" if the aggregate investment in EWGs and FUCOs did not exceed 50% of the holding company's retained earnings. Since adoption of the Rule, the Commission has determined in several cases that aggregate investments in excess of the Rule's safe harbor would not have a "substantial adverse impact." In part, the willingness to allow greater levels of investment stem from the eight years of experience with EWGs and FUCOs. The registered holding companies seeking greater levels of EWG and FUCO investments have demonstrated that EWGs and FUCOs have contributed positively to revenues and earnings of the holding company system and have not posed any unusual risks that cannot be reasonably mitigated. The current EWG and FUCO investments of GPU have contributed positively to revenues and earnings. FirstEnergy's EWG activities, in place only since January 1, 2001, do not yet have any significant operating history.

      Project Review Process. While the earliest development of EWG projects usually involved development and construction of new facilities, with the maturity of the market investments now can also involve acquisition of existing projects or groups of projects including generating assets previously owned by regulated utilities. Every FirstEnergy project investment opportunity whether of new facilities or existing facilities is initiated, reviewed and completed


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      (2) The information in this paragraph is taken from "The Changing
Structure of the Electric Power Industry 2000: An Update," Energy Information Administration, Department of Energy which can be found at http://www.eia.doe.gov/cneaf/electricity/chg_stru_update/toc.html. For purposes of the report, nonutility generator means entities generating electricity other than investor owned utilities, co-operatives and state or federal public agencies. Most nonutility generators are EWGs or "qualifying facilities" under the Public Utility Regulatory Policies Act.


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through a series of steps to ensure the project's ultimate compliance with
FirstEnergy's investment criteria. The FirstEnergy board of directors has direct involvement with this review and evaluation process at several points during the process. All EWG investments will be submitted to and reviewed and approved by the Board of Directors.

      The first step towards a new project investment is the preparation and approval of the FirstEnergy corporate strategic plan. This plan, revised annually, provides the overall direction for FirstEnergy. The plan is finalized and approved by the FirstEnergy Board of directors at a special meeting held each year.

      Potential investments are first identified through a number of channels. Generally, opportunities are recognized through requests for proposals, through discussions within on-going business relationships, through strategic customer development activities, and through extensions of existing products and services. All potential investments are measured against several key strategic and financial objectives or considerations to determine initially whether they might further the corporate strategic plan, including:

            -  industry segment fit
            -  size worth consideration
            -  regional industrial customer base
            -  market leadership
            -  strong service orientation
            -  brand equity
            -  profitability

      Other factors are also considered in the initial phase of evaluation. Consideration is given to whether the potential investment will provide opportunities for other FirstEnergy business units. An evaluation is made of the capital requirements related to the investment. Finally, other factors including management skills and cultural barriers are evaluated.

      Potential investments that appear to be significant opportunities are rigorously analyzed in a number of ways, not all of which are quantitative. The analyses include present value calculations with sensitivities. In addition to financial analysis as to suitability, FirstEnergy will conduct extensive due diligence reviews to identify and quantify any risks associated with a particular project. This review process is described in more detail below.

      After management responsible for assessing new investment opportunities has completed the initial reviews and screening, promising potential candidates are presented to the Board of Directors. Management describes the potential investment and indicates how it may support the corporate strategic plan. Consideration is given to the impact of the proposed project on FirstEnergy's overall diversification of risks with the purpose of keeping FirstEnergy's overall portfolio risk within acceptable limits. If preliminary approval is given by the Board of Directors at this stage, further analysis and evaluation is conducted to further screen potential investments.

      Potential projects are ranked based on various criteria including the industry involved, size of the investment, its markets and products, market leadership, investment risk and other factors. Information is gathered regarding the investment including publicly available data and


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information gathered from interviews with the contacts at the investment. Data is entered into financial and related models to assist in analysis and evaluation and determine if financial targets could be met.

      Potential investments which remain viable after the initial screening and approvals are subjected to further consideration. The process includes further financial review, meetings with principals, preparation of letters of intent and potential terms of a transaction, due diligence, negotiation of definitive agreements and final closing. The due diligence process is designed to identify risks associated with a particular project and lead to strategies to mitigate those risks to the extent reasonably possible.

      The First Energy Board of Directors will be informed from time to time regarding the progress of evaluation and negotiation. Formal approval of a project by the Board of Directors will be requested only after all appropriate steps have been completed. No investment will be made until all the steps listed above are completed and the Board of Directors has given its approval.

      The major areas of risk, FirstEnergy's method of determining the risks and examples of steps taken to mitigate those risks are described in the following paragraphs:

      Operating Risks. FirstEnergy will only invest in those projects where it has technical and operational competency. Within the FirstEnergy system there is extensive experience with many technologies supporting electric generation. One of the largest operating expenses of EWG and generating FUCO projects is fuel. Fuel requirements, including commodity fuels and the necessary transportation, are carefully reviewed. Electric transmission availability and costs are analyzed. The operational requirements of the asset for sulfur dioxide emission allowances or nitrogen oxide credits are analyzed. FirstEnergy has a number of professionals who are responsible for the procurement of fuel supply; arrangements for fuel transportation by pipeline, barge, rail, or truck; management of the various emissions from fossil plant combustion; and other services relating to the fuel supply of the plants. FirstEnergy will apply that expertise to each project to make informed decisions regarding fuel supply and, where appropriate, fuel mix. Transportation contracts or arrangements will be entered into or reviewed to ensure adequate fuel supplies at costs which are fixed or subject to variables that can be controlled, hedged or mitigated.

      Where FirstEnergy personnel do not have the skill sets required to review a potential investment, FirstEnergy will use outside consulting firms, investment banks, accounting firms and others to obtain the necessary expertise.

      New Construction Risks. With respect to investments involving the development of new facilities, FirstEnergy has employees with extensive experience in the planning, design, construction, and operations of the major investments it makes. FirstEnergy mitigates the risks of construction delays by providing incentives and penalties in its contracts and will enforce the on-time performance of work by its contractors and counterparties. Other contractual provisions, such as fixed price contracts, will be used as appropriate to shift risk to contractors or other parties. FirstEnergy will seek to engage construction contractors and others who are experienced in the field and have demonstrated an ability to successfully complete similar projects.



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      Insurable Risks. Potential investments are reviewed to consider insurable risks, and to assign the responsibility for these to either FirstEnergy or the counterparty by the contractual arrangements entered into for the project. Any risk which can be economically insured (e.g., casualty insurance) will be considered for insurance. FirstEnergy will also rely on product warranties and similar undertakings by its vendors and contractors as appropriate and when economically available.

      Commercial Risks. To the extent that the FirstEnergy Utility Subsidiaries have demand for output and appropriate contracts are in place for GenCo and FirstEnergy Solutions to meet that demand, the commercial risk of new projects is mitigated. Electricity prices are determined by supply and demand. FirstEnergy has extensive knowledge of the electricity markets in its region and can determine the market requirements that may be satisfied by new projects. FirstEnergy will seek out projects that will allow it to be a competitive supplier in its markets.

      Financial Risks. FirstEnergy will seek to mitigate its financial risk to new EWG investments by using financing which is non-recourse to FirstEnergy to the fullest extent possible consistent with FirstEnergy's overall corporate goals and objectives. FirstEnergy expects, however, to make significant equity investments in EWGs and may be required to guarantee certain obligations of its project subsidiaries. Such investments and guarantees will be within the limits approved by the Commission in this proceeding. FirstEnergy will mitigate its financial exposure by its strict process for review of new projects as described herein to ensure to the fullest extent possible that its selected projects will be successful and contribute positively to revenues and earnings and fully cover their debt cost and provide a return to FirstEnergy.

      Legal Risks - Due Diligence. All potential investments will receive legal and due diligence review. Face-to-face meetings among the transactional staffs, lawyers, risk management, and others help to ensure full understanding of the complexities of the investment. Existing contracts including power sales agreements and other relevant arrangements are carefully reviewed by legal and business personnel. Historic reports and filings are reviewed. Site visits and inspections are made.

      Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, FirstEnergy believes that a major component of its corporate investment strategy is to diversify both the type and the location of projects. FirstEnergy plans to diversity its geographic exposure within its regional focus. Another method of diversification is to engage in new construction projects and acquisitions of existing facilities and power systems. New construction (or "greenfields") projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk and consequently a higher expectation of return because they entail a lengthy process of development and construction. To balance these greenfield project development efforts, FirstEnergy also expects to purchase assets that are already in operation, consisting of generation assets with established power markets and market access.

      Risks of Investing in Non-U.S. Projects and in FUCOs. FirstEnergy does not currently have any investments in EWGs outside the United States or in FUCOs. Other than existing GPU FUCO investments, FirstEnergy does not currently contemplate making FUCO investments. In the event this business strategy changes, FirstEnergy will develop additional procedures designed


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to assess and mitigate the risks unique to new FUCO investments. Following the
Merger, FirstEnergy will monitor its FUCO investments, as it will monitor all investments, to ensure that risks caused by changing circumstances are identified and appropriate action taken, which could include divestiture of investments.

      De-regulation Reducing Risk. The markets in which FirstEnergy operates are in the process of being de-regulated by major state and Federal regulatory agencies. These activities are causing the development of a fully competitive, liquid market for power generated by FirstEnergy's assets.

      Regulation of nuclear operation, financial operations and reporting, and environmental regulation continue to ensure the public health and safety, and protect the interests of investors. FirstEnergy will participate in regulatory forums to help the continuing progress of energy market deregulation.

      On-going Monitoring. After investments are made or projects acquired, FirstEnergy will monitor these investments and projects to ensure that corporate goals continue to be met. Thus, investments will be monitored for continued favorable performance and under-performing investments will be considered for corrective action or divestiture.






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